SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 29, 2024

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to meet an Ordinary General Meeting, in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), to be held on April 29, 2024, at 4:00 p.m., through digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve upon the following Agenda:

1.           To examine, discuss and vote on the Company’s Financial Statements, accompanied by the Independent Auditors’ report and opinion, the Fiscal Council’s opinion and the Statutory Compliance and Audit Committee’s Report, pertaining to the fiscal year ended on December 31, 2023;

2.           To examine, discuss and vote on the Management’s Report and respective administrators’ accounts pertaining to the fiscal year ended on December 31, 2023;

3.           Election of members and alternate members of the Company’s Board of Directors;

4.           To resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors;

5.           To resolve on the election of members of the Company’s Fiscal Council and respective alternates; and

6.           Setting the annual global compensation of the Company’s managers and Fiscal Council members for the fiscal year to be ended on December 31, 2024.

Camaçari/BA, March 29, 2024.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal (“Proposal”) contemplating all documentation relating to the matters on the Agenda, the remote voting ballot (“Ballot”), the other documents provided for in CVM Resolution 81 and other relevant information for the exercise of voting rights at the Meeting, were made available to the Company’s Shareholders on this date, in the manner provided for in CVM Resolution 81, and can be accessed through the websites of CVM (www.cvm.gov.br), the company (www.braskem.com.br/ri), and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

2. The documents in article 133 of the Brazilian Corporations Law are available to Shareholders at the Company’s office located at Rua Lemos Monteiro, 120, 24º andar, Butantã, City of São Paulo, State of São Paulo, CEP 05501-050, under the care of Rosana Cristina Avolio, at the CVM (http://www.cvm.gov.br), the Company’s (www.braskem.com.br/ri) and B3’s (www.b3.com.br) websites, and were published pursuant to article 133, paragraph 3, of the Brazilian Corporations Law.

3. For the purposes of article 141 of the Brazilian Corporate Law and CVM Resolution 70 of March 22, 2022, the minimum percentage of voting capital for requesting the adoption of the multiple voting process for the election of members of the Company's Board of Directors at the Meeting is 5% (five percent). However, it should be clarified that the adoption of such a form of voting is not a possible scenario for the Company, given that the number of ordinary shares issued by the Company in circulation does not reach such a quorum.

4. As permitted by the Brazilian Corporations Law and by CVM Resolution 81, the Meeting shall be held exclusively through digital means, reason why the Shareholders’ participation may only occur:

(a)       via remote voting ballot, and the detailed instructions regarding the documentation required for remote voting are contained in the Ballot, which can be accessed through the abovementioned websites; and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Ballot or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Ballot and that, if it so wishes, votes at the Meeting, all voting instructions received through the Ballot shall be disregarded.

4.1. Since the Meeting will be held exclusively digitally, it should be noted that Shareholders who vote or participate in the Meeting, in any of the forms provided for herein (Bulletin or Digital Platform), including final beneficiaries of American Depositary Receipts representing preferred shares who send voting instructions to the ADR depositary institution and wish to request and/or vote in any separate election of a member of the Company's Board of Directors, must send directly to the Company, until the Meeting, by e-mail to braskem-ri@braskem.com, proof of uninterrupted ownership of the shares (or ADRs) under the terms of article 141, paragraph 6 of the Brazilian Corporate Law.

5. Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send an e-mail to braskem-ri@braskem.com, with acknowledgment of receipt, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 27, 2024, with the following documents, be they Brazilian or foreign Shareholders:

(i)           proof issued by the financial institution that is the depositary for the book-entry shares of its ownership, proving the ownership of the shares up to eight (8) days prior to the date of the Meeting;

(ii)          if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii)         if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(iv)         additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (a) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney; and

(v)          with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Resolution 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

6. Detailed information on the rules and procedures for participation and/or remote voting at the Meeting, including guidelines on access to the Digital Platform and on how to send the Ballot, can be found in the Manual for Shareholder Participation in the Meeting, in the Company’s Management Proposal and in other documents available on the websites of CVM (www.braskem.com.br/ri), the Company (www.braskem.com.br/ri) and B3 (www.b3.com.br).

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.